UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PURE BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

74621T209
(CUSIP Number of Common Stock Underlying Warrants)

Henry R. Lambert
Chief Executive Officer
1725 Gillespie Way
El Cajon, California 92020
Phone: (619) 596-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Jeffrey C. Thacker, Esq.
Ryan J. Gunderson, Esq.

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

3570 Carmel Mountain Rd., Suite 200
San Diego, California 92130
Tel: (858) 436-8064
Fax: (877) 881-9192

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$9,120,187	$1,057.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,664,022 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended; (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017. The transaction value is calculated pursuant to Rule 0-11 using $1.19 per share of common stock, which represents the average of the high and low sales price of the common stock on August 22, 2017, as reported by the OTCQB.

(2)	Calculated by multiplying the transaction value by 0.0001159.
(3)	Previously Paid

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,057.03
Form or Registration Number: Schedule TO-I
Filing Party: Pure Bioscience, Inc.
Date Filed: August 25, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2017, as amended on September 6, 2017 (collectively, the “Schedule TO”).

The Schedule TO relates to the Company’s offer to amend and exercise (the “Offer to Amend and Exercise”) to (i) reduce the exercise price of the warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended (the “2014 Warrants”) from $0.75 per share to $0.60 per share of common stock in cash, (ii) reduce the exercise price of outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015 (the “2015 Warrants”) from $0.45 per share to $0.40 per share of common stock in cash, (iii) reduce the exercise price of the outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017 (the “2017 Warrants”, together with the 2014 Warrants and 2015 Warrants, the “Original Warrants”) from $1.25 per share to $0.85 per share of common stock in cash, (iv) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Pacific Time) on September 25, 2017, as may be extended by the Company in its sole discretion (“Expiration Date”) unless extended until the Subsequent Expiration Date (as defined below), (v) delete the cashless exercise provisions in the Original Warrants and (vi) delete the price-based anti-dilution provisions contained in the 2015 Warrants.

Additionally, the Company requested the holders of a majority of the shares issuable upon exercise of the 2014 Warrants (the “2014 Requisite Majority”), 2015 Warrants (the “2015 Requisite Majority”) and 2017 Warrants (the “2017 Requisite Majority”) to approve an amendment of all of the outstanding 2014 Warrants, 2015 Warrants and 2017 Warrants, respectively, to amend such Original Warrants in the same manner as set forth above (the “Aggregate Warrant Amendment”), except the Expiration Date would be extended until October 10, 2017 (the “Subsequent Expiration Date”) if such Aggregate Warrant Amendment was approved with respect to such class of Original Warrants .

This Amendment only amends the items of the Schedule TO that are specifically being amended hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto. The Company intends to file another amendment to the Schedule TO upon the Subsequent Expiration Date as it relates to the final participation of holders of 2015 Warrants as further explained below in Item 4.

Item 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(c) The Offer to Amend and Exercise expired at 5:00 p.m. Pacific Time on the evening of September 25, 2017 (the “Expiration Date”), provided, however that 2015 Requisite Majority approved an amendment of all of the outstanding 2015 Warrants. As a result, holders of 2015 Warrants who did not participate in the Offer to Amend and Exercise will have until the Subsequent Expiration Date to exercise their 2015 Warrants, otherwise any 2015 Warrants that remain outstanding will expire unexercised. The 2014 Warrants and 2017 Warrants held by holders that did not participate in the Offer to Amend and Exercise were not amended by the 2014 Requisite Majority or the 2017 Requisite Majority, and will remain outstanding according to their original terms.

Original Warrants to purchase an aggregate of 4,487,254 shares of Common Stock were tendered and exercised for aggregate gross proceeds to the Company of approximately $2.72 million. Original Warrants tendered and exercised represent approximately 60% of the Original Warrants outstanding immediately prior to the Expiration Date. Specifically, as of the Expiration Date, 1,491,649 shares of Common Stock were issued upon exercise of 2014 Warrants, 1,599,135 shares of Common Stock were issued upon exercise of 2015 Warrants and 1,396,470 shares of Common Stock were issued upon exercise of 2017 Warrants.

Item 8. INTEREST IN SECURITIES OF THE COMPANY

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(c) Pursuant to the Offer to Amend and Exercise, each executive officer and director of the Company tendered and exercised 100% of his or her holdings of Original Warrants. Original Warrants to purchase an aggregate of 719,769 shares of the Original Warrants were tendered and exercised for gross proceeds of approximately $356,920 from such participating executive officers and directors.

Item 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by filing a Notice of Approval of Aggregate Warrant Amendment Offer as Exhibit “(a)(5)(E)” due to 2015 Requisite Majority approving the Aggregate Warrant Amendment with respect to the 2015 Warrants. The following are attached as exhibits to this Schedule TO, as amended and supplemented:

(a)	(1)(A)*	Letter to Holders of Original Warrants

	(1)(B)*	Offer to Amend and Exercise

	(1)(C)*	Form of Election to Participate and Exercise Warrant and Approve Aggregate Warrant Amendment Offer

	(1)(D)*	Form of Notice of Withdrawal

	(1)(E)	Notice of Approval of Aggregate Warrant Amendment Offer

	(1)(F)*	Form of 2014 Amended Warrant

	(1)(G)*	Form of 2015 Amended Warrant

	(1)(H)*	Form of 2017 Amended Warrant

	(5)(A)*	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended July 31, 2016 and 2015 (as filed with the SEC on October 27, 2016 and incorporated herein by reference)

	(5)(B)*	Quarterly Report on Form 10-Q for the quarter ended October 31, 2016 (as filed with the SEC on December 14, 2016 and incorporated herein by reference)

	(5)(C)*	Quarterly Report on Form 10-Q for the quarter ended January 31, 2017 (as filed with the SEC on March 2, 2017 and incorporated herein by reference)

(5)(D)*	Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 (as filed with the SEC on June 8, 2017 and incorporated herein by reference)

(5)(E)*	Form of 2014 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on August 27, 2014)

(5)(F)*	Form of 2015 Warrant (incorporated by reference to Exhibit 4.11 to the Company’ Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

(5)(G)*	Form of 2017 Warrant (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 7, 2016)

(5)(H)*	Post-Effective No. 1 to Registration Statement on Form S-1 (File No. 333-215915), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the 2017 Warrants (as filed with the SEC on February 6, 2017 and incorporated herein by reference)

(b)	Not applicable.

(d)	(1)* Registration Rights Agreement, dated October 8, 2015, by and between the Company and the purchaser party thereto (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K, as filed with the SEC on October 28, 2015)

(2)* Registration Rights Agreement, dated December 1, 2016, by and between the Company and the parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 10-K, as filed with the SEC on December 7, 2017)

(3)* Engagement Agreement, dated as of August 21, 2017, by and between the Company and Garden State Securities Inc.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE BIOSCIENCE, INC.

	By:	/s/ Henry R. Lambert
	Name:	Henry R. Lambert
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 26, 2017